October 3, 2019

Derek N. Yung
Chief Financial Officer
eHealth, Inc.
2625 Augustine Drive, Second Floor
Santa Clara, CA 95054

       Re: eHealth, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 14, 2019
           File No. 001-33071

Dear Mr. Yung:

       We have reviewed your September 23, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 5, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Financial Statements
Consolidated Statements of Stockholders' Equity, page 81

1. Refer to your response to our prior comment 1. Please confirm for us that you will separately disclose the total cumulative effect of adoption of ASC 606 on your retained earnings as of the earliest period presented in your Form 10-Q for the period ended
      September 30, 2018 and your Form 10-K for the fiscal year ended December 31, 2019 on the face of the Statement of Stockholders' Equity or within a footnote on that financial statement.
 Derek N. Yung
FirstName LastNameDerek N. Yung
eHealth, Inc.
Comapany 2019
October 3, NameeHealth, Inc.
October 3, 2019 Page 2
Page 2
FirstName LastName
Notes to Consolidated Financial Statements
Note 1 - Summary of Business and Significant Accounting Policies
Commission Revenue, page 86

2. Refer to your response to our prior comment 2. Given the significance of the estimated average policy life in your determination of the constrained lifetime value of commissions recognized currently as commission revenue, please provide draft disclosure to be included in future periodic filings disclosing the estimated average policy life for your major categories of plan types.
       You may contact Rolf Sundwall at 202-551-3105 or Mary Mast at 202-551-3613 if you
have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Finance